UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Government and Political Subdivisions Thereof

AMENDMENT NO. 2 TO

ANNUAL REPORT

Of

PROVINCE OF SASKATCHEWAN

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to Which registration Is effective	Names of Exchanges on Which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TOM CLARK

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

(Name and Address of Authorized Agent in the United States)

RODNEY F. BALKWILL Assistant Deputy Minister and CIO, Provincial Treasury Office Province of Saskatchewan 2350 Albert Street, 6th Floor Regina, SK S4P 4A6 (306) 787-9473	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, ON Canada M5K 1J3 (416) 504-0520

*   The Registrant is filing this Annual Report on a voluntary basis.

PROVINCE OF SASKATCHEWAN

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report for the fiscal year ended March 31, 2025 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

99.5   Saskatchewan Provincial Budget 2026-27

ii

EXHIBIT INDEX

Exhibit Number	Description

99.5	Saskatchewan Provincial Budget 2026-27

iii

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No.2 to its Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, at Regina, Saskatchewan, on the 15th day of May, 2026.

Province of Saskatchewan

By:	/s/ Amy Gates
Acting Assistant Deputy Minister and CIO,
Provincial Treasury Office

iv